REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

N E W S R E L E A S E

Reg Technologies Inc.
(the “Company” or “Reg” )

REG TECHNOLOGIES ANNOUNCES $800,000 PRIVATE PLACEMENT

For Immediate Release: June 2, 2008. Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE.V) intends to raise, by way of a best-efforts, non-brokered, private placement equity financing of up to $800,000.

The offering will consist of up to 2,000,000 units at $0.40 per unit for gross proceeds to Reg of up to $800,000. Each unit will consist of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one additional common share of Reg from treasury at an exercise price of $0.50 per share in the first year, or at a price of $0.60 per share in the second year, from the closing of the offering. Directors, officers and other insiders of Reg may participate in the offering. Net proceeds of approximately $716,000 from this private placement will be used for the development and evaluation of the RadMax®, accounts payable and working capital purposes. The closing of the private placement is subject to the approval of the TSX Venture Exchange.

ABOUT REG TECHNOLOGIES INC. AND REGI U.S., INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX, nor any other securities regulatory authority has approved or is approved of the contents of this news release, nor accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616